     Filed pursuant to Rule 433
Registration Statement No. 333-129243
January 12, 2006
Relating to Preliminary Pricing Supplement No. 32
dated December 23, 2005

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Pricing Sheet – January 12, 2006

Equity-Linked Notes due January 10, 2008
Based on the Value of a Basket of Three Indices

Offering Price	:	$1,000 per Note (Par)

Aggregate Principal Amount	:	$4,045,000

Minimum Payment Amount	:	$950.00 (95% of Par)

Initial Basket Value	:	1,000

Basket Components	:	Percentage Weighting	Initial Value	Multiplier
	:
Dow Jones Euro Stoxx 50	:	55.00%	3670.20	0.149855594
Topix Index	:	30.00%	1684.34	0.178111308
BLDRS Emerging Markets 50 ADR Index	:	15.00%	1905.15	0.078733958

Trade Date	:	January 12, 2006

Settlement Date	:	January 20, 2006

Listing	:	None

CUSIP	:	61747Y543

ISIN:	:	US61747Y5437

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	1.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.